                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1 )*


                          U.S. Industries Inc.
        ______________________________________________________________
                           (Name of Issuer)

                Common Stock, Par Value $0.01 Per Share
           ___________________________________________________________
                     (Title of Class of Securities)

                                912080108
              ________________________________________________
                             (CUSIP Number)




	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                    (Continued on following pages (s))

                          Page  1  of   4   Pages
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CUSIP No.        912080108      		13G/A 	          Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

     	Sasco Capital, Inc.
      ___________________________________________________________________

 (2)  Check the Appropriate Box if a Member of a Group*  (a)    /   /
  								                                               (b)   / X /
     ____________________________________________________________________

 (3)  SEC Use Only

     ____________________________________________________________________

 (4)  Citizenship or Place of Organization

     	Fairfield, Connecticut
     ____________________________________________________________________

     Number of Shares 	(5)  Sole Voting Power
     Beneficially
     Owned by	              2,992,436
     Each Reporting	        _______________________________________________
     Person With      	(6)  Shared Voting Power

                           	None
	                           _______________________________________________
	                      (7)  Sole Dispositive Power

                           	4,898,336
				                       	_______________________________________________
				                  	(8)  Shared Dispositive Power

                           	None
    _______________________________________________________________________
    (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

        	4,898,336
    _______________________________________________________________________
   (10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

    ________________________________________________________________________
   (11)  Percent of Class Represented by Amount in Row (9)

        	4.9%
    ________________________________________________________________________
   (12)  Type of Reporting Person*

        	IA

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Page  3  of  4  Pages
Item 1(a)	Name of Issuer:

	The issuer of the securities to which this statement relates is U.S. Industries Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

	101 Wood Avenue South
	Iselin, NJ  08830

Item 2(a)	Name of Person Filing:

		Sasco Capital, Incorporated

Item 2(b)	Address of Principal Business Office:

		10 Sasco Hill Road
		Fairfield, CT  06430

Item 2(c)	Citizenship:

		Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d)	Title of Class of Securities:

		Common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

		912080108

Item 3		This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

		Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4		Ownership.

	The 4,898,336 acquired by Sasco Capital, Inc. constitute 4.9% of the outstanding shares of U.S. Industries Inc. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 4,898,336 and has the sole power to vote 2,992,436 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of U.S. Industries Inc.

Page  4  of  4  Pages
Item 5		Ownership of 5% or less of a Class

		Not applicable.

Item 6		Ownership of More than 5% on Behalf of Another Person.

		Not applicable.

Item 7		Identification and Classification of the Subsidiary Which Acquired
 Security	Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8		Identification and Classification of Members of the Group.

		Not applicable.

Item 9		Notice of Dissolution of Group.

Item 10		Certification.

	By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		After reasonable inquiry and to the best of my knowledge and belief,
  I certify that the information set forth in this statement is true, complete and correct.



			_______________________________
			Daniel L. Leary
			Secretary
			February 22, 1999